SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October 10, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	October 10, 2008

TAM begins flights to Orlando in November

The new daily flight will depart from the Guarulhos Airport in Sao Paulo

São Paulo, October 10, 2008 – TAM (Bovespa: TAMM4 and NYSE: TAM) will begin operating its new daily flight to Orlando, United States, on November 21. This will be the company's 18th international destination, which also has flights to the American cities of New York and Miami.

The modern Airbus A330 aircraft, with a total capacity of 213 passengers, will fly the new route. The configuration will offer 42 executive class and 171 economy class seats.

The flights will depart daily from the Guarulhos International Airport in Sao Paulo at 11:30 am (local time) and will arrive in Orlando at 5:00 pm (local time). The return flight will depart from Orlando at 6:50 pm (local time) and arrive in Sao Paulo at 6:35 am (local time).

TAM currently operates 18 weekly flights between Brazil and New York City, as well as 28 flights to and from Miami. All the flights receive and offer connections.

The new route is part of the company's strategy for selective growth in the international market. "Orlando is one of the destinations most sought after by Brazilians, both for holidays and for business trips," declares Paulo Castello Branco, Vice President of Commerce and Planning.

The availability of new destinations is part of a focus on service excellence, one of TAM three pillars of action, along with technical/operational and management excellence.

The fares for the launch of the new route begin at US$929 for the economy class and at US$4,583 for the executive class, round trip, not including taxes and fees. For more information, reservations and to purchase tickets, clients may contact the TAM Service Center, using the phone numbers 4002-5700 (for capital cities) and 0800-570-5700 (other locations) or through the website www.tam.com.br.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed September 2008 with a 52.8% market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM's market share among Brazilian companies that operate international flights stood at 82.1% in September. Operations abroad include TAM flights to 16 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), and Caracas (Venezuela). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. A pioneer in Brazil's airline industry with the launch of its Programa Fidelidade frequent flyer program, TAM today has more than 5 million members and has redeemed more than 5.9 million tickets for frequent flyer points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.